Exhibit 8.1

Significant Subsidiaries of Akanda Corp

The following corporations are wholly owned subsidiaries of Akanda Corp:

Subsidiary	Jurisdiction

Bophelo Bio Science and Wellness (Pty) Limited	Kingdom of Lesotho
Bophelo Holdings Limited	England and Wales
Canmart Limited	England and Wales
Cannahealth Limited	Malta